January 10, 2008

Zip+4 Code: 20549

<u>Via Fax & U.S. Mail</u>

Mr. Michael C. Keefe
General Counsel
International Fight League, Inc.
424 West 33rd Street
Suite 650
New York, NY 10001

**RE: International Fight League, Inc. (the "Company")
Form 10-K for the year ended December 31, 2006
File No. 0-21134**

Dear Mr. Keefe:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief